Travelex

04010896

04 MAR 26 AM 7:21

FORTIS

Solid partners, flexible solutions

# Press release

Brussels/London/Utrecht, 25 March 2004

82-3118 SUPPL

## Fortis sells Dutch Foreign Exchange Specialist GWK Bank to Travelex

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

**Fortis and Travelex today announce they have reached an agreement in principle regarding the sale of Fortis' Dutch subsidiary GWK Bank ("GWK") to Travelex, the world's largest foreign exchange specialist. The purchase price has been determined at EUR 17,490,000 subject to a post closing net asset adjustment. The impact on the net results of Fortis is expected to be minimal. Completion of the transaction will be subject to the approval of the regulatory authorities and other customary approvals.**

GWK was founded in 1927 and developed from a foreign exchange company into one of the leading cash money services providers in The Netherlands, both for consumers and businesses. The bank has around fifty branches at the larger NS Railway stations in The Netherlands, at national borders, at Schiphol Airport and in a number of major cities. GWK's activities today include foreign exchange services, cash-to-cash money transfers, operation of ATMs, coupon redemption, travel related products and outsourced travel money to banks.

**Lloyd Dorfman, Chairman and Chief Executive Officer of Travelex, commented:**

"GWK has long been synonymous with foreign exchange in The Netherlands and, since its formation in 1927, has become a trusted provider of cash money services. Combining GWK's reputation for excellence, unrivalled experience and extensive network in The Netherlands with Travelex's global presence, state of the art systems and internationally recognised brand, will result in a winning combination and allow GWK to further enhance its market position in The Netherlands. This acquisition will greatly strengthen our existing Dutch operations and follows our successful acquisition of Camrail, Belgium's leading foreign exchange specialist, late last year. We continue to believe that there are a number of attractive opportunities for us to grow Travelex further in Continental Europe as the sector continues to consolidate."

Travelex has recently opened two new airport outlets in Hahn (Frankfurt) and Lubeck and has secured new airport contracts in Zurich and Rome. Travelex is also broadening the scope of its operations in existing markets. The company has just launched Commercial Foreign Exchange in the Czech Republic, Italy and France and Travelex Money Transfer in Italy, France and the Benelux region. Additionally, Travelex has recently won a tender at Schiphol airport and will be opening a new branch there in April 2004.



dlw 3/29

"Becoming part of the international network of Travelex will give GWK new opportunities to grow in a changing environment and to offer new services to its customers. The sale of GWK is in line with the strategy of Fortis to focus on its core activities and markets: Benelux, Europe and Asia."

**Ad van der Waal, Managing Director of GWK, commented:**

"I firmly believe that an international group with an extensive network of more than 650 retail branches around the world will provide GWK with a more secure and prosperous future. Travelex has a core business similar to ours, a clear understanding of our activities and is willing to invest in our development. This can only be good for GWK and we look to the future with excitement."

The GWK Management Team fully supports the agreement and the bank's Works Council has given its positive advice.


**Fortis Press Relations**
*Brussels:* 32 (0) 2 565 35 84 *Utrecht:* 31 (0) 30 257 65 49

**Fortis Investor Relations**
*Brussels:* 32 (0) 2 510 53 37 *Utrecht:* 31 (0) 30 257 65 46

**Travelex Press Relations**
Anthony Wagerman *London:* 44 (0)207 400 4000

**Smithfield, Financial PR advisers to Travelex**
John Antcliffe *London:* 44 (0) 207 360 4900
Caroline Réty


***About Fortis***

*Fortis is an international financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 24.8 billion (29/02/04) and around 54,000 employees, Fortis ranks in the top 20 of European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position and offers a broad range of financial services to individuals, companies and the public sector. Outside its home market, Fortis concentrates on selected market segments.*
*Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com*

***About Travelex***

*Travelex is the world's largest foreign exchange specialist, with over 650 retail branches and 16,000 commercial customers. There are retail branches at key airport, seaport and rail locations, in addition to tourist and business centres around the world. Around 40% of the world's airline passengers, over 1.3 billion people, pass through airports at which the business operates including the major gateways at London, New York, Hong Kong, Frankfurt and Sydney. Travelex is the world's largest non-bank provider of commercial foreign exchange services, providing integrated solutions for businesses. The group is also one of the world's leading providers of outsourced travel money to banks and travel agencies.*
*Travelex's other European offices include Belgium, Czech Republic, Finland, France, Germany, Italy, Luxembourg, Malta, Switzerland and the United Kingdom.*